EXHIBIT 4.3

                                  NEPHROS, INC.

                                 AMENDMENT NO. 1
                                       TO
                     NEPHROS, INC. 2004 STOCK INCENTIVE PLAN

            Pursuant to Section 9.1 of the Nephros, Inc. 2004 Stock Incentive Plan (the "Plan"), and in accordance with the resolutions of the Board of Directors of Nephros, Inc. (the "Company") adopted as of April 19, 2005 and approved by the Company's stockholders on June 23, 2005, Section 4.2(a) of the Plan is hereby amended and restated as follows:

          "(a) Aggregate Plan Limit. The total number of Shares with respect to which Awards may be granted is 800,000 Shares. Such amount may be adjusted under paragraph (e) below. To the extent that a SAR or Phantom Stock Unit does not provide for the issuance of Shares, there is no limit on the number of shares with respect to which such SARs or Phantom Stock Units may be granted."